



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION



Washington, D.C. 20549

# FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended **December 31, 2014**

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number **1-8590**

**THRIFT PLAN FOR EMPLOYEES OF MURPHY OIL CORPORATION**
(Full title of the Plan)

**MURPHY OIL CORPORATION**
(Name of issuer of securities held pursuant to Plan)

| **200 Peach Street, P. O. Box 7000, El Dorado, Arkansas** | **71731-7000** |
|---|---|
| (Address of issuer's principal executive office) | (Zip Code) |

Thrift Plan for Employees of Murphy Oil Corporation

## Table of Contents



All other supplemental schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted, as they are inapplicable or not required.

**BKD** LLP
**CPAs & Advisors**

400 W. Capitol Avenue, Suite 2500 // P.O. Box 3667 // Little Rock, AR 72203-3667
501.372.1040 // fax 501.372.1250 // **bkd.com**

# Report of Independent Registered Public Accounting Firm

Board of Directors
Murphy Oil Corporation
El Dorado, Arkansas

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of Murphy Oil Corporation (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the *Employee Retirement Income Security Act of 1974*. In our opinion, the Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

**BKD, LLP**
BKD, LLP

Little Rock, Arkansas
June 16, 2015

Thrift Plan for Employees of Murphy Oil Corporation

**Statements of Net Assets Available for Benefits**

December 31, 2014 and 2013

| | 2014 | 2013 |
|---|---|---|
| Assets | | |
| Investments, at fair value | $ 171,073,905 | 169,203,339 |
| Cash | – | 774,055 |
| Participant loans receivable | 1,665,086 | 1,591,930 |
| Total assets | 172,738,991 | 171,569,324 |
| Other Liabilities | – | (29,747) |
| Net assets available for benefits at fair value | 172,738,991 | 171,539,577 |
| Adjustment from fair value to contract value for fully benefit-responsive investment contracts | (503,609) | (546,490) |
| Net assets available for benefits | $ 172,235,382 | 170,993,087 |

See accompanying notes to financial statements, page 6.

Thrift Plan for Employees of Murphy Oil Corporation

**Statement of Changes in Net Assets Available for Benefits**

Year Ended December 31, 2014

| | |
|---|---|
| Investment activity for the year: | |
| Interest and dividend income | $ 7,214,319 |
| Participant loan interest income | 50,672 |
| Net depreciation in market value of investments | (3,133,148) |
| Contributions | |
| Employer | 5,345,926 |
| Employee | 7,449,966 |
| Rollover from other plans | 1,019,207 |
| Total contributions | 13,815,099 |
| Administrative expense credit | 2,038 |
| Benefits paid directly to participants | (16,706,685) |
| Net change for the year | 1,242,295 |
| Net assets available for benefits at beginning of year | 170,993,087 |
| Net assets available for benefits at end of year | $ 172,235,382 |

See accompanying notes to financial statements, page 6.

Thrift Plan for Employees of Murphy Oil Corporation
**Notes to Financial Statements**

## 1. Summary of Significant Accounting Policies and Provisions of the Plan

### *Basis of Presentation*

The accompanying financial statements of the Thrift Plan for Employees of Murphy Oil Corporation [the Plan] have been prepared on the accrual basis and present the net assets available for benefits to participants in the Plan and changes in net assets available for benefits. Participants should refer to the Plan Document for a more complete description of the Plan's provisions.

Benefits are recorded when paid. The Plan has made estimates in preparing the accompanying financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

### *Significant Provisions*

The following is a summary of certain information related to the Plan, which is sponsored by Murphy Oil Corporation [Murphy] and administered by Murphy's Employee Benefits Committee [the Committee]. The Plan documents should be referred to for a complete description of the Plan's provisions.

Each employee, except leased or contract employees, of one of the following companies [identified herein collectively as the Companies and individually as the Company] who is in Covered Employment as defined by the Plan may participate in the Plan.

A. Murphy Oil Corporation.
B. Murphy Exploration & Production Company, a wholly owned subsidiary of Murphy.

A participant may have the following Plan accounts to which amounts may be allotted by the participant or contributed by the Company, with limitations as indicated.

A. Salary Deferral Account – participant's allotments up to a maximum of 25% of base pay for the year, but not to exceed $17,500 annually in 2014.
B. Matching Employer Contribution Account – Company contributions, dollar-for-dollar, based on the participant's allotments (up to a maximum of 6% of regular earnings including overtime) made to the Salary Deferral Account.
C. Employee Contribution Account – a non-highly paid participant's after-tax allotments up to a maximum of 10% of base pay for the year. If highly paid, no after-tax allotments are allowed.
D. Deductible Contribution Account – participant's allotments to this account have not been allowed after December 31, 1986, but established accounts have been allowed to remain.
E. Minimum 401(k) Contribution Account – participant's allotments to this account have not been allowed after March 31, 1992, but established accounts have been allowed to remain.
F. Rollover Account – contributions made by an employee from a prior qualified plan.

G. Discretionary Employer Contribution Account – Company discretionary contributions on a quarterly basis beginning January 1, 2000, of similar amounts to each of certain Retail Business store managers for initial investment in the Murphy Stock Fund (see Note 3). A vested participant may redirect this investment to the other options described in Note 3. Participation in this account became frozen as of September 1, 2003. Employees eligible to receive Company discretionary contributions as of September 1, 2003 continued to receive such contributions after this date until their full entitlement was contributed. The last Company discretionary contribution was made as of September 30, 2004.

H. Catch-Up Contribution Account – participant's allotments for all eligible employees who have attained age 50 before the close of the Plan year and are contributing the maximum pre-tax amount permitted by the Plan, up to a maximum of 75% of base pay for the year, but not to exceed $5,500 for 2014.

Each participant's account is credited with the participant's contribution and allocations of (*a*) the Company's contribution and (*b*) Plan earnings, and charged with an allocation of administrative expense credit. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

As of January 1, 2008 all active participants in the Plan are immediately vested in all Company contributions.

A vested participant who enrolled prior to January 1, 2008 may withdraw from the Matching Employer Contribution ("Matching Employer") Account either totally or partially (limited to at least 10%, but no less than $250, or any higher multiple of 5% up to 50% of the account balance) once every 24 months or at any time after reaching age 59½. Any participant enrolled after December 31, 2007 can only withdraw from the Matching Employer Account after reaching age 59½.

A withdrawal from either a Salary Deferral Account or Catch-up Contribution Account is not permissible except upon a finding that a hardship exists as defined by federal tax regulations, upon the attainment of age 59½ or upon termination. After a hardship withdrawal from a Salary Deferral Account, participation in the Salary Deferral Account and Matching Employer Contribution Account is suspended for six months.

A withdrawal from a Rollover Account is permitted at any time without any penalty or suspension.

Withdrawals from Employee Contribution Accounts or Deductible Contribution Accounts must be at least $250 and may not be made until at least 12 months after the most recent such withdrawal. No participation penalty is applied to such a withdrawal.

A withdrawal from a Minimum 401(k) Contribution Account is not permissible except upon termination.

A vested participant may withdraw from a Discretionary Employer Contribution Account under guidelines established by the Committee that are uniformly applicable to all participants.

Any taxable income distributed to a participant may be subject to a 10% penalty tax under the Tax Reform Act of 1986. A $20 fee is charged for an in-service nonhardship withdrawal.

A vested in-service participant may borrow a minimum of $500 and a maximum equal to the lesser of (a) $50,000 less the highest outstanding loan balance(s) in the last twelve months or (b) 50% of their vested account balance. A participant may have one general-purpose loan and one residential loan outstanding at any one time. A residential loan must be approved by the Committee. The term of each loan will be in whole years, with maximums of five years for a general-purpose loan and 15 years for a residential loan. Loan repayments, including interest at the prime rate as of the beginning of the loan period, are made into the participant's account through after-tax payroll deductions. Each loan has a $35 initiation fee and a $15 annual maintenance fee. Interest rates on outstanding loans receivable at December 31, 2014 range from 3.25% to 9.5%.

Upon retirement, disability, or death of a participant, the participant or his/her designated beneficiary has the option to receive settlement in a lump sum or installment payments over a period of time not to exceed the actuarial life of the participant.

***Obligation for Contributions to the Plan***

The Company makes contributions to the Plan based on each participant's allotments to the Salary Deferral Account subject to a maximum of 6% of the participant's regular earnings including overtime. Although the Company has not expressed any intent to terminate the Plan, they may do so at any time.

***Voting Rights***

Each participant is entitled to exercise voting rights attributable to the shares of the Murphy Oil Corporation common stock and Murphy USA Inc. common stock allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any shares for which instructions have not been given by the participant.

***Administrative Expenses***

Murphy pays certain costs of Plan administration. Trustee fees and related expenses will be paid by either the Plan or by participants' fees.

***Basis of Accounting***

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

## 2. Net Assets and Investments

All assets in the Plan sponsored by Murphy Oil Corporation are associated only with the Thrift Plan for Employees of Murphy Oil Corporation. Fidelity Management Trust Company [FMTC], Boston, Massachusetts, is the Trustee for Plan assets. The Trusts had no nonparticipant-directed investments related to the Plan.

The following table presents the net assets of the Plan as of December 31, 2014 and December 31, 2013.

| | 2014 | 2013 |
|---|---|---|
| Investments at fair value | | |
| Common Stock | | |
| Murphy Oil Corporation | $ 30,849,799 | 37,289,815 |
| Murphy USA Inc. | 8,635,000 | 5,952,664 |
| Deltic Timber Corporation | – | 290,511 |
| Total common stock | 39,484,799 | 43,532,990 |
| Common/collective trust | 34,991,106 | 39,231,351 |
| Registered investment companies | 96,598,000 | 86,438,998 |
| Cash | – | 774,055 |
| Participant loans receivable | 1,665,086 | 1,591,930 |
| Other | – | (29,747) |
| Net assets at fair value | $ 172,738,991 | 171,539,577 |
| Adjustment of Common/collective trust to contract value | (503,609) | (546,490) |
| Net assets | $ 172,235,382 | 170,993,087 |

The Plan's Investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

| | 2014 |
|---|---|
| Common stock | $ (4,578,908) |
| Registered investment companies | 1,445,760 |
| | $ (3,133,148) |

Quoted market prices are used to determine the fair value of investments in the registered investment companies and the common stock. Participant loans receivable are valued at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on a trade date basis. Interest is recorded as earned and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in market value of common stock and registered investment companies includes realized gains (losses) and unrealized appreciation (depreciation) in the fair value of these investments.

The Plan invests in a benefit-responsive investment contract with FMTC (Management Income Portfolio II). FMTC maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate guaranteed to the Plan. As described in *Note 1*, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.

Contract value, as reported to the Plan by FMTC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The guaranteed investment contract does not permit the insurance companies or financial institutions to terminate the agreement prior to the scheduled maturity date.

| | 2014 | 2013 |
|---|---|---|
| Average yield of guaranteed investment contract: | | |
| Based on actual earnings | 1.11% | 1.14% |
| Based on interest rate credited to participants | 1.32% | 1.12% |

With respect to the Murphy Stock Fund, FMTC has arranged to utilize a line of credit to facilitate the purchase activity in the event that trading transactions on any given day exceed the cash position of the stock fund. At December 31, 2014 and 2013, there was no outstanding balance related to this line of credit.

The following table lists the investments that were 5% or more of the Plan as of December 31, 2014 and 2013.

| | 2014 | 2013 |
|---|---|---|
| Managed Income Portfolio II, common/collective trust, 34,487,497 units and 38,684,861 units, respectively | $ 34,487,497 | 38,684,861 |
| Murphy common stock fund, 609,122 shares and 492,412 share, respectively | 30,849,799 | 38,025,864 |
| FMI Large Cap Fund, 1,300,756 shares | 27,602,042 | – |
| Spartan Mid Cap Index Fund, 541,332 shares | 9,440,832 | – |
| Spartan 500 Index Fund, 119,422 shares and 85,290 shares, respectively | 8,699,903 | 5,585,662 |
| Murphy USA common stock fund, 125,389 shares and 143,231 shares, respectively | 8,635,000 | 5,953,142 |
| PIMCO Total Return Fund, registered investment company, 739,804 shares and 914,738 shares, respectively | 7,886,310* | 9,778,547 |
| Fidelity Fund, registered investment company, 358,004 shares | – | 15,268,860 |
| Fidelity Balanced Fund, registered investment company, 414,963 shares | – | 9,440,397 |

*Balance did not exceed 5% for the applicable year.

**3. Investment Options**

Each Plan participant may invest contributions in one or more of 25 investment options. The following paragraphs briefly describe each of these options. Except for certain limitations as described below on the Murphy USA Stock Fund, a participant determines how each of his/her accounts is divided among the different options, but any division of a participant's allotment and Company contributions must be in whole percentages. Account balance transfers must be at least the greater of 1% of the account balance or $250.

The Murphy Stock Fund [MSF], which is managed by FMTC, is a unitized fund comprised predominantly in the common stock of Murphy Oil Corporation and a small cash component used to facilitate participant transactions. In 2014, the MSF was converted from a unitized fund, and will hold actual common stock of Murphy Oil. A participant withdrawing from MSF may elect to receive either cash or Murphy stock. If the participant elects to receive stock, the value of his/her MSF withdrawal is converted to equivalent shares of stock based on the market price at the effective date of withdrawal, and the participant receives the whole shares and cash for any fractional share.

Murphy USA Stock Fund [MUSASF], which is managed by FMTC, is a fund comprised of common stock of Murphy USA Inc. A participant withdrawing from MUSASF may elect to receive either cash or Murphy USA stock. If the participant elects to receive stock, the value of his/her MUSASF withdrawal is converted to equivalent shares of stock based on the market price at the effective date of withdrawal, and the participant receives whole shares and cash for any fractional shares. Murphy USA was wholly owned by Murphy prior to August 30, 2013, when Murphy's stockholders received Murphy USA common stock in a spin-off transaction. The investments in MUSASF resulted from the spin-off of MSF held in the Master Trust at the date of distribution.

The Managed Income Portfolio II [MIP II] is managed by FMTC and has investment contracts with major insurance companies and other approved financial institutions and in certain fixed-income securities; a small portion of MIP II is invested in a money market fund for daily liquidity. The goal of MIP II is to preserve investment principal and try to maintain a stable $1.00 unit price while earning interest income. Investment contracts held by MIP II pay a specified rate of interest and repay principal upon maturity. Participant withdrawals and investment option transfers are paid at book value (principal and interest accrued to date) on the contracts.

Spartan Small Cap Index Fund seeks to provide investment results that correspond to the total return of stocks of small-capitalization United States Companies by investing at least 80% of assets in securities included in the Russell 2000 Index.

Spartan Mid Cap Index Fund seeks to provide investment results that correspond to the total return of stocks of mid-capitalization United States companies by investing at least 80% of assets in securities included in the Russell Midcap Index.

Fidelity GNMA Fund seeks a high level of current income consistent with prudent investment risk by normally investing at least 80% of assets in Ginnie Mae's and repurchase agreements for Ginnie Maes investing in other U.S. Government securities and instruments related to U.S. Government securities. The fund may engage in transactions that have a leveraging effect on the fund, and may also consider the potential for capital gain.

Vulcan Value Partners Small Cap seeks to achieve long-term capital appreciation by investing primarily in publicly traded small-cap companies that are both undervalued and possess sustainable competitive advantage. The core position in the fund is generally 5% of the fund's portfolio and holds about 20 companies across various industries. The fund may invest up to 30% of its assets in publicly traded foreign securities and may hold up to 10% of net assets in illiquid securities.

FMI Large Cap Fund seeks long term capital appreciation through the purchase of a limited number of large capitalization value stocks. The fund concentrates its investments on fewer companies than a diversified mutual fund by holding approximately 20-30 stocks, with most major industry groups represented.

PIMCO Income Institutional seeks to maximize current income, with long-term capital appreciation as a secondary objective. The fund invests at least 65% of its total assets in a multi-sector portfolio of Fixed Income instruments of varying maturities which may be represented by forwards, derivatives, options, or swap agreements. The fund may invest up to 50% of its total assets in high yield securities rated below investment grade but rated at least Caa by Moodys, or equivalently rated by S&P or Fitch.

PIMCO Total Return Fund Institutional seeks maximum total return and preservation of capital by investing at least 65% of total assets in a diversified portfolio of fixed income instruments of varying maturities which may be represented by forwards, or derivatives such as options, futures contracts, or swap agreements. The fund may invest up to 10% of its total assets in high yield securities rated B or higher by Moodys, or equivalently rated by S&P or Fitch.

Spartan U.S. Bond Index Fund seeks to provide investment results that correspond to the aggregate price and interest performance of the debt securities in the Barclays U.S. Aggregate Bond Index by investing at least 80% of the fund assets in bonds included in the Barclays Capital U.S. Aggregate Bond Index. The fund engages in transactions that have a leveraging effect on the fund, including investments in derivatives such as swaps (interest rate, total return and credit default) and futures contracts.

The Fidelity Diversified International Fund managed by FMRC is a growth mutual fund that invests in common stocks of foreign companies. The goal of the fund is to increase its value over the long term through capital growth. If a participant invests in this option and holds it for less than 30 days, the fund will deduct a trading fee of 1% of the ending value of shares sold.

The Fidelity Freedom Income Fund managed by Strategic Advisers, Inc., is an asset allocation mutual fund that invests approximately 17% of its assets in domestic equity funds, 7% in international equity funds, 46% in Bond funds and 30% in short-term funds. The goal of the fund is to provide high current income and capital appreciation for those already in retirement.

The Company offers eleven separate Fidelity Freedom Funds with target retirement dates in five-year increments ranging from 2005 to 2055. The Freedom Fund family is managed by Strategic Advisors, Inc., and comprises asset allocation mutual funds that primarily invest in a combination of domestic and international equity funds, investment grade and high yield fixed income funds and short-term mutual funds. The Freedom Funds are designed to target an investor's anticipated retirement date, and the asset allocation mix becomes increasingly conservative over time as the target retirement date approaches.

The Spartan 500 Equity Index Fund 500 is an index mutual fund that normally invests at least 80% of its assets in common stocks included in the S&P 500® Index, which broadly represents the performance of common stocks traded in the U.S. The goal of the fund is to provide investment results that correspond to the total return performance of common stocks publicly traded in the U.S.

Valuations of individual participants' investments in each investment option and of the total beneficial interest of the Plan are determined by Fidelity Investments Institutional Operations Company, Inc.

Effective March 21, 2014, the following investment options offered through the Plan were no longer available:

Deltic Stock Fund
Fidelity Fund
Fidelity Balanced Fund
Fidelity Capital Appreciation Fund
Davis New York Venture Class A
Royce Low-Priced Stock Fund Services Class
CRM Mid Cap Value Fund Class Investor

Participants funds held in the above investments were transferred to similar investment options along with future contributions.

## 4. Risk and Uncertainties

The Plan provides for investment in various investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

At December 31, 2014 and 2013, the Plan had significant concentrations of credit risk in the Managed Income Portfolio II (MIP II).

## 5. Related Party Transactions

Fidelity Investments Institutional Operations Company, Inc. [FIIOC] handles record keeping and administration of the Plan. Certain of the Plan's investment options are in mutual funds managed by Fidelity Management & Research Company [FMRC]. FIIOC and FMRC are both affiliates of Fidelity Management Trust Company [FMTC], who is the Trustee for the Plan and also manages the Managed Income Portfolio II, the Murphy Stock Fund and the Murphy USA Stock Fund. FMRC's fees were deducted from the earnings of the mutual funds it manages. The Plan received a net credit of $2,038 in net trustee and administrative fees from FMTC and FIIOC in 2014. In addition, the Plan provides for investment in Murphy Oil Corporation common stock and participant loans, which also qualify as party-in-interest transactions. These transactions are covered by exemptions from the "prohibited transactions" provisions of ERISA and the Internal Revenue Code of 1986, as amended.

## 6. Income Taxes

The Committee believes that the Plan meets the necessary requirements of Section 401(a) of the Internal Revenue Code of 1986, as amended, and accordingly, the Plan is exempt from taxation under the provisions of Section 501(a) of the Internal Revenue Code of 1986, as amended. A favorable determination letter dated July 1, 2014 was received by the Plan. With few exceptions, the Plan is no longer subject to U.S. Federal income tax examinations by tax authorities subsequent to 2010.

## 7. Assets at Fair Value

The Company carries certain assets at fair value in its Statements of Net Assets Available for Benefits.

The fair value hierarchy is based on the quality of inputs used to measure fair value, with Level 1 being the highest quality and Level 3 being the lowest quality. Level 1 inputs are quoted prices in active markets for identical assets or liabilities. Level 2 inputs are observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying Statements of Net Assets Available for Benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include common stock and mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include common/collective trust. The common/collective trust's fair value is determined by estimated cash flows less surrender charges. In certain cases where Level 1 or Level 2 inputs are not available, securities or other investments would be classified within Level 3 of the hierarchy. The Plan had no Level 3 investments at December 31, 2014 or 2013.

There are no assets or liabilities measured at fair value on a nonrecurring basis.

The following table presents the fair value measurements of assets recognized in the accompanying Statements of Net Assets Available for Benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2014 and 2013.

| | | Fair Value Measurements Using | | |
|---|---|---|---|---|
| December 31, 2014 | Fair Value | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| Common Stock | | | | |
| Oil and Gas (Murphy) | $ 30,849,799 | 30,849,799 | – | – |
| Retail Fuel (Murphy USA) | 8,635,000 | 8,635,000 | – | – |
| Mutual Funds | | | | |
| Large Growth | 66,129,247 | 66,129,247 | – | – |
| Income | 10,421,688 | 10,421,688 | – | – |
| Small Cap | 3,274,543 | 3,274,543 | – | – |
| Mid Cap | 9,440,832 | 9,440,832 | – | – |
| International | 7,331,690 | 7,331,690 | – | – |
| Common/collective Trust | 34,991,106 | – | 34,991,106 | – |
| Total at Fair Value | $ 171,073,905 | 136,082,799 | 34,991,106 | – |
| December 31, 2013 | | | | |
| Common Stock | | | | |
| Oil and Gas (Murphy) | $ 38,025,864 | 38,025,864 | – | – |
| Retail Fuel (Murphy USA) | 5,953,142 | 5,953,142 | – | – |
| Timber (Deltic) | 298,770 | 298,770 | – | – |
| Mutual Funds | | | | |
| Large Growth | 52,326,258 | 52,326,258 | – | – |
| Income | 9,778,547 | 9,778,547 | – | – |
| Small Cap | 2,563,509 | 2,563,509 | – | – |
| Mid Cap | 4,038,957 | 4,038,957 | – | – |
| Index | 10,182,609 | 10,182,609 | – | – |
| International | 7,548,640 | 7,548,640 | – | – |
| Common/collective Trust | 39,231,351 | – | 39,231,351 | – |
| Total at Fair Value | $ 169,947,647 | 130,716,296 | 39,231,351 | – |

The above table does not include Participant loans receivable in the amount of $1,665,086 and $1,591,930 at December 31, 2014 and 2013, respectively.

Schedule

**Thrift Plan for Employees of Murphy Oil Corporation**

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2014

| Identity of Issuer | Description of Investment | Current Value |
|---|---|---|
| Managed Income Portfolio II Class 1 | Common/Collective Trust, 34,487,497 shares | $ 34,991,106 |
| Murphy Common Stock Fund | Common Stock Fund, 609,122 shares | 30,849,799 |
| * FMI Large Cap Index | Registered Investment Co., 1,300,756 shares | 27,602,042 |
| Spartan Mid Cap Index | Registered Investment Co., 541,332 shares | 9,440,832 |
| Spartan 500 Index Adv | Registered Investment Co., 119,422 shares | 8,699,903 |
| Murphy USA Common Stock Fund | Common Stock Fund, 125,389 shares | 8,635,000 |
| PIMCO Total Return Inst | Registered Investment Co., 739,804 shares | 7,886,310 |
| * FID Diversified Intl | Registered Investment Co., 212,821 shares | 7,331,690 |
| * FID Freedom 2025 | Registered Investment Co., 427,336 shares | 5,615,189 |
| * FID Freedom 2020 | Registered Investment Co., 320,913 shares | 4,929,228 |
| * FID Freedom 2035 | Registered Investment Co., 285,838 shares | 3,790,212 |
| * FID Freedom 2030 | Registered Investment Co., 204,105 shares | 3,292,208 |
| * FID Freedom 2015 | Registered Investment Co., 241,704 shares | 3,047,888 |
| * FID Freedom 2040 | Registered Investment Co., 302,630 shares | 2,826,573 |
| Vulcan Value Ptrs. Smcp. | Registered Investment Co., 158,320 shares | 2,824,422 |
| PIMCO Income Inst. | Registered Investment Co., 161,661 shares | 1,993,279 |
| * FID Freedom 2045 | Registered Investment Co., 142,868 shares | 1,501,538 |
| * FID Freedom 2050 | Registered Investment Co., 122,582 shares | 1,295,697 |
| * FID Freedom 2010 | Registered Investment Co., 78,597 shares | 1,209,614 |
| * FID Freedom Income | Registered Investment Co., 90,160 shares | 1,044,058 |
| * FID Freedom 2005 | Registered Investment Co., 67,706 shares | 811,797 |
| * FID Freedom 2055 | Registered Investment Co., 39,632 shares | 463,301 |
| Spartan Small Cap Index | Registered Investment Co., 26,841 shares | 450,121 |
| Spartan U.S. Bond Index | Registered Investment Co., 31,079 shares | 364,872 |
| * FID GNMA | Registered Investment Co., 15,200 shares | 177,226 |
| Participant loans receivable | | 1,665,086 |
| Net assets at fair value | | $ 172,738,991 |

* Party-in-interest

Thrift Plan for Employees of Murphy Oil Corporation

**Signature**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

THRIFT PLAN FOR EMPLOYEES OF
MURPHY OIL CORPORATION

Date: June 16, 2015

By: 

Kelli M. Hammock
Senior Vice President, Administration and
Chair of Employee Benefits Committee,
Murphy Oil Corporation

**BKD** LLP
CPAs & Advisors

400 W. Capitol Avenue, Suite 2500 // P.O. Box 3667 // Little Rock, AR 72203-3667
501.372.1040 // fax 501.372.1250 // bkd.com

**Exhibit 23**

## Consent of Independent Registered Public Accounting Firm

Board of Directors
Murphy Oil Corporation

We hereby consent to incorporation by reference in the Registration Statements (Nos. 333-177206, 333-184286, 333-192672, and 333-142789) on Form S-8 of Murphy Oil Corporation of our report dated June 16, 2015, with respect to the statements of net assets available for benefits of the Thrift Plan for Employees of Murphy Oil Corporation, as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2014, which report appears in the December 31, 2014, Annual Report on Form 11-K of the Thrift Plan for Employees of Murphy Oil Corporation.

BKD, LLP

Little Rock, Arkansas
June 16, 2015